SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                   (Under the Securities Exchange Act of 1934)

                                  Encibar, Inc.
                                (Name of Issuer)

                               Common Voting Stock
                         (Title of Class of Securities)

                                   292513 30 6
                                 (Cusip Number)

Thomas Howells, 5525 South 900 East, Suite 110, Salt Lake City, UT 84117, (801) 262-8844 (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                  May 12, 1999
             (Date of Event which Requires Filing of this Statement)


1. Sarah Edson, Lisa Howells, Vickie Rosenkrantz and Jenson Services, Inc.

2. (a) X (b) __ .

3. __________________________________________________________
                           (SEC use only)

4. WC

5. None; Not Applicable

6. Utah

Number of Shares           7.  Sole Voting Power,  Sarah Edson: 260,000,
Beneficially Owned             Lisa Howells: 260,000,Vickie Rosenkrantz:
By each reporting person       260,000, Jenson Services, Inc.:171,500.

                           8.  Shared Voting Power, Duane S. Jenson and
                               Jenson Services, Inc. 171,500.*

                           9. Sole Dispositive Power, Sarah Edson: 260,000, Lisa Howells: 260,000, Vickie Rosenkrantz:
                               260,000, Jenson Services, Inc.:171,500.

                           10. Shared Dispositive Power, Duane S. Jenson and
                               Jenson Services, Inc. 171,500.*

*Duane S. Jenson may be deemed the beneficial owner or these shares due to his relationship with Jenson Services, Inc. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.

11.    Sarah Edson                                            260,000

       Lisa Howells                                           260,000

       Vickie Rosenkrantz                                     260,000

       Jenson Services, Inc.                                  171,500*
       Total Share Beneficially
       Owned by
       Mr. Duane S. Jenson                                    171,500

*Duane S. Jenson may be deemed the beneficial owner of these shares due to his relationship with Jenson Services, Inc. Mr. Duane S. Jenson is President and owner of Jenson Services, Inc.


12.___ ( No shares are excluded in the numerical or percentage computations herein.)

13.   95%

      Sarah Edson, IN.

      Lisa Howells, IN.

      Vickie Rosenkrantz, IN.

      Jenson Services, Inc., CO.

      Duane S. Jenson, IN.

Item 1. Encibar, Inc., a Utah corporation SEC File No. 2-86724 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Sarah Edson

        (b) 450 Aspen Dr., Park City, UT, 84098

        (c) Sports Therapist, Unemployed.

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3.  Working Capital.

Item 4.  The purpose of the transaction was investment only.

Item 5. (a) Sarah Edson 260,000

        (b) Sole Voting Power, Sarah Edson: 260,000 shares;
             Shared Voting Power, Sarah Edson: 260,000 shares;
             Sole Dispositive Power, Sarah Edson: 260,000 shares;
             Shared Dispositive Power, Sarah Edson: 260,000 shares.

        (c) None.

        (d) None, not applicable.

        (e) None, not applicable.

Item 6.  None.

Item 7.  Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated: 10/7/99                                      /S/ SARAH EDSON
                                                     Sarah Edson

Item     1.  Encibar,   Inc.,  a  Utah  corporation  SEC  File  No.  2-86724(the
         "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2.  (a) Lisa Howells

         (b) 8495 South Terrace, Sandy, UT, 84092

         (c) Payroll Manager, Simon Transportation Services, Inc., 5175 West 2100 South, West Valley City, UT, 84120

         (d) None; Not Applicable

         (e) None; Not Applicable

         (f) U.S.

Item 3.  Working Capital.

Item 4.  The purpose of the transaction was investment only.

Item 5.  (a) Lisa Howells 260,000

         (b) Sole Voting Power, Lisa Howells: 260,000 shares;
              Shared Voting Power, Lisa Howells: 260,000 shares;
              Sole Dispositive Power, Lisa Howells: 260,000 shares; Shared Dispositive Power, Lisa Howells: 260,000 shares.

         (c) None.

         (d) None, not applicable.

         (e) None, not applicable.

Item 6.   None.

Item 7.   Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated: 10/7/99                                      /S/ LISA HOWELLS
                                                     Lisa Howells

Item 1. Encibar, Inc., a Utah corporation SEC File No. 2-86724 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Vickie Rosenkrantz

        (b) 8851 North Redden Road, Park City, UT, 84098

        (c) Marketing Consultant , Jenson Services, Inc., 5525 South 900 East, Suite 110, Salt Lake City, UT 84117

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3.  Working Capital.

Item 4.  The purpose of the transaction was investment only.

Item 5.  (a) Vickie Rosenkrantz 260,000

         (b) Sole Voting Power, Vickie Rosenkrantz: 260,000 shares;
             Shared Voting Power, Vickie Rosenkrantz: 260,000 shares;
             Sole Dispositive Power, Vickie Rosenkrantz: 260,000 shares; Shared Dispositive Power, Vickie Rosenkrantz: 260,000 shares.

         (c) None.

         (d) None, not applicable.

         (e) None, not applicable.

Item 6.  None.

Item 7.  Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.




Dated: 10/12/99                                     /S/ VICKIE ROSENKRANTZ
                                                     Vickie Rosenkrantz

Item 1. Encibar, Inc., a Utah corporation SEC File No. 2-86724 (the "Company"); 5525 South 900 East, Suite 110, Salt Lake City, Utah, 84117, $0.001 par value common voting stock.

Item 2. (a) Jenson Services, Inc., a Utah corporation,  and Duane S. Jenson. Mr.
            Duane S. Jenson is President and owner of Jenson Services, Inc.

        (b) 5525 South 900 East, Suite 110, Salt Lake City, UT, 84117

        (c) Same as (b).

        (d) None; Not Applicable

        (e) None; Not Applicable

        (f) U.S.

Item 3. Working Capital.

Item 4. The purpose of the transaction was investment only.

Item 5. (a) Jenson Services, Inc.                            171,500
             Duane S. Jenson                                       0
             Total Shares beneficially
             Owned by Duane S. Jenson                        171,500

        (b) Sole Voting Power, Duane S. Jenson : 171,500 shares; Shared Voting Power, Jenson Services, Inc. and Duane S. Jenson: 171,500 shares; Sole Dispositive Power, Duane S. Jenson: 171,500 shares; Shared Dispositive Power, Jenson Services, Inc. and Duane S. Jenson : 171,500 shares.

         (c) None.

         (d) None, not applicable.

         (e) None, not applicable.

Item 6.  None.

Item 7.  Not applicable.

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this information set forth in this statement is true, complete and correct.

                                            JENSON SERVICES. INC.


Dated: 10/7/99                               /S/ DUANE JENSON
                                            Duane S. Jenson
                                            President, Jenson Services, Inc.


 Dated:10/7/99                               /S/ DUANE JENSON
                                            Duane S. Jenson